AMENDMENT TO THE BYLAWS

                                       OF

                    HOMEPLEX MORTGAGE INVESTMENTS CORPORATION


         This Amendment (this "Amendment") to the Homeplex Mortgage Investments Corporation (the "Company") Bylaws (the "Bylaws"), is made as of December 16, 1996.

         WHEREAS, the Board of Directors of the Company believes that this Amendment is in the best interest of the Company and the Board or Directors of the Company has authorized and duly adopted this Amendment in accordance with the Bylaws.

         NOW, THEREFORE, the Bylaws are hereby amended as follows:

1. The first sentence of Article II, Section 2 of the Bylaws is hereby amended to read in its entirety as follows:

         "The number of directors of the Corporation shall be fixed at five (5), and the number of directors may not be changed except with the approval of the shareholders."

2. Article XII is hereby amended to add a new section as the last section of Article XII, as follows:

         "Without prior approval of the shareholders, the board of directors will not take any action or omit to take any action which would cause or result in failure of the corporation to qualify as a real estate investment trust within the meaning of the Internal Revenue Code of 1986, as amended (a "REIT"). The board of directors shall cause the corporation to exercise all of its rights to prevent transfer of shares, or to redeem shares, to cause the corporation not to fail to quality as a REIT. This Section may not be amended without the approval of the shareholders in accordance with Article XII."